May 18, 2012

VIA EDGAR
John Harrington
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Ace Consulting Management, Inc. Registration Statement on Form S-1/A Filed November 24, 2010 File No. 333-169424

Mr. Harrington:

We hereby submit the responses of Ace Consulting Management, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated December 2, 2010, to Alex Jen of the Company in regard to the above-referenced Registration Statement on Form S-1 filed on September 16, 2010, as amended on November 24, 2010, October 29, 2010, November 12, 2010 and November 24, 2010 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 5 to the Form S-1 (“Form S-1 Amendment No. 5”), filed with the Securities and Exchange Commission on May 18, 2012.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

Description of Business, page 12

1.
We continue to believe that this section should be substantially revised to clearly explain to investors on concrete terms what your specific business plans are and the specific actions you have taken to date, and intend to take in the future, to execute each of the proposed business plans referenced.  The changes you have made to this section in each amendment to your registration statement are not addressing this issue in a meaningful manner.  For example, we believe you should revise your disclosure to:

Response: We have substantially revised to clearly explain to investors on concrete terms what our specific business plans are and the specific actions we have taken to date, and intend to take in the future, to execute each of the proposed business plans referenced.  The following is a summary of how we revised our disclosures to address each of the points below.

•
Provide more information about your plans and ability to provide solutions regarding expansion strategy and financial advisory.  Disclose your actions to date in this area, your planned future actions in this area, and the specific expertise and resources you have in place to engage in this business.

Response: Please note that Ace Consulting has removed references to financial advisory and has provided specific details regarding consulting related to a business expansion for Vivid Spa.  Some of the new description is as follows:

“In 2010, ACMI received consulting revenue from Vivid Spa Corp. (“Vivid Spa”).  Vivid Spa is a healthy skin and massage therapy products salon located in Los Angeles, California. ACMI assisted Vivid Spa with its selection and export of U.S. made essential oils and aroma therapy products.  Vivid Spa’s goal is to open spa facilities in Shanghai and Beijing.  The firm expects to attract customers by offering American-made products in its salons. During its engagement, ACMI is providing site analysis and rent comparison study for select locations in Shanghai and Beijing.  The Company is also providing Vivid Spa Corp. analysis for licensing the business and obtaining permits for local facilities and outdoor signage in China. Consulting services has included container and airfreight shipping options, customs duties, and advice on clearing customs and product inspections upon arrival in China as well as providing market data on pricing, on brand positioning, and on customer acquisition.”

•
Provide more information about your plans and ability to implement investor relations programs. Disclose your actions to date in this area, your planned future actions in this area, and the specific expertise and resources you have in place to engage in this business.

Response: Ace Consulting has removed reference to investor relations program, as the firm is concentrating on other consulting areas.  New verbiage is as follows:

“Our initial business plan consisted of a wide range of consulting services that planned to include investor relations, merchant banking, listing advisory service and joint venture consulting services. We will no longer be providing any of these services to our clients in connection with their securities or assisting our clients in obtaining a market for their securities.”

•
Provide more information about the joint venture and merchant banking services you intend to provide in China. Disclose your actions to date in this area, your planned future actions in this area, and the specific expertise and resources you have in place to engage in this business.

Response: ACMI has not provided merchant banking or joint venture opportunities previously and will not provide these services in the future.  Hence, the verbiage related to joint ventures and merchant banking has been removed.  The revised text follows:

“Our initial business plan consisted of a wide range of consulting services that planned to include investor relations, merchant banking, listing advisory service and joint venture consulting services. We will no longer be providing any of these services to our clients in connection with their securities or assisting our clients in obtaining a market for their securities.”

“Our current business strategy and our business strategy for the future are to provide small to medium sized business-consulting services.  We plan to undertake these services by initially examining a client’s corporate structure looking towards a way to streamline its operations, organization, or reporting structures. Once a structure is ascertained we will then design, develop and implement systems, procedures and controls to improve our client’s efficiencies and profitability. We will retain business strategy consultants as needed in order to assist our clients in the evolving market places and technologies. We refer to this as the strategy-led approach.”

•
Explain why you disclose that your niche is listing advisory services. Disclose your actions to date in this area, your planned future actions in this area, and the specific expertise and resources you have in place to engage in this business.

Response: ACMI is not currently providing paralegal services for companies wishing to list on an exchange.  Directors of the firm have experience in this area, but are not offering the service and the verbiage has been removed.  New verbiage is as follows:

“Our initial business plan consisted of a wide range of consulting services that planned to include investor relations, merchant banking, listing advisory service and joint venture consulting services. We will no longer be providing any of these services to our clients in connection with their securities or assisting our clients in obtaining a market for their securities.”

•	Disclose the basis for your statement that there are few smaller financial service companies that can match your expertise in China.

Response: The verbiage has been deleted because we have determined that competition does exist who can provide similar expertise.

•
Identify your consultants that are specialists in accountancy, project management, production, design and engineering with the international food processing industry and explain the terms of their relationships with you.

Response: The submission identifies the background of Mr. Gary Tickel in financial accounting and Dr. Alex Jen in project management, production, design and engineering in the Management section of the submission.  The firm has elected to exit consulting related to food processing. Pertinent background verbiage is emphasized below:

“Alex Jen, Ph.D., has been the CEO, President and CFO of Ace Consulting Management, Inc. since inception. Dr. Jen served as President of Omni Consultant Ltd starting in December 2002 doing consulting work for Chinese firms exporting merchandise to the United States until his resignation in December 2004.  From 2003 to the present, Dr. Jen has served as Chief Executive Officer of Ace Consulting Management, Inc., providing business consulting services.  He has extensive experiences in the development, manufacturing and marketing of new products in the pharmaceutical, consumer chemicals, foods, and electronic industries. He has held various positions at FMC Corporation from 1971 to 1972 as Development Engineer, Abbott Laboratories from 1972 to 1976 as Project Manager, Proctor and Gamble Company and Clorox from 1976 to 1992 as Project Engineer, and Fortron/Source Corporation from 1992 to 2002 as Vice President of China Operations. [Emphasis added]  Dr. Jen received his Ph.D. in Chemical Engineering from the University of Massachusetts at Amherst in 1968.    Dr. Jen is of Chinese descent and provides a broad project management, engineering and certification background from both continents.”

“Mr. Gary A. Tickel has been a Director since February of 2010. He is currently serves as Co-founder of LabFunding Corporation, an online crowdfunding startup.  Mr. Gary Tickel has been a General Securities Principal, Chief Compliance Officer, and Financial and Operations Principal of a securities broker-dealer within the last two years. [Emphasis added]  He was formerly an investment and compliance officer with MCL Financial Group, Inc. a position he has held since January 2010. Prior to this, he was a consultant at RND Resources from December 2006.  Mr. Tickel was an independent consultant from 1997 until December 2006 and held various registered positions with introducing broker-dealers in the performance of his duties.  Mr. Tickel has over 28 years of experience in the financial services industry. He has direct experience in business management, corporate governance, regulatory compliance, and private and public placement due diligence for businesses in the US.  [Emphasis added] Previously, Mr. Tickel held investment management positions with global firms Lehman Brothers, Merrill Lynch, and Prudential Securities. Gary Tickel has a Bachelor’s degree in Business Administration from William & Mary in Williamsburg, Virginia.”

•
Explain what role you will play in your partnerships with your cooperating team of Westwood Construction, Shanghai Gaogo Construction, and Beijing Poly Design. Although we note that these entities have design and construction experience relevant to your planned food consultant business. It is not clear what you will do for them or customers. If these entities will only refer business to you, explain the specific services that you intend to perform and the expertise and resources you have in place to perform those services.

Response: ACMI has removed the information from the submission because no revenue was generated.  Consequently, the firm has decided to exit the food consultancy business.  The following verbiage was added:

“On August 30, 2011, we terminated the service agreements with Beijing Poly Design Ltd. and Shanghai Gaogo Design and Construction Ltd. due to the change of business environment in China which has caused difficulties to us in conducting businesses contemplated under these service agreements in reasonable profit margin.”

•
Provide more detailed information about the type of consulting services you intend to provide pursuant to the Shanghai Tongao Investment agreement and the specific expertise and resources you have in place to perform these services.

Response:  Please find the verbiage below that is contained in the new submission:

“On November 10, 2010, the Company (the “Consultant”) entered into a Business Consultant Agreement with Shanghai Tongao Investment Consulting Co, Ltd.  (the “China Company”). The agreement calls for Consultant to perform general business advisory services. The term of the agreement is for a period of two years, which can be cancelled by either party on a 30-day written notice to the other party.  The compensation for this agreement shall be paid at the rate of $80/hour for work performed in accordance with this agreement. However, the Consultant shall be paid at least $12,000 per year regardless of the amount of time spent in accordance with this agreement.”

•
Provide more information about Dr. Jen's food consulting experience gained at FMC and Procter Gamble and when he held the relevant positions at these companies. Also update Dr. Jen's biographical information to disclose his business experiences in the last five years, including his principal occupation and employment during this time.

Response:  Dr. Alex Jen’s biographical information has been updated accordingly.  Please refer to the updates captioned above.

•	Explain your experience "working with investors that require external expertise to bring the investment to fruition."

Response:  The above remark has been stricken from the current submission.

•	Please provide appropriate disclosure with respect to your business activities that are currently generating revenues and discussed in the MD&A.

Response: We have provided additional information for the two business activities that are currently generating some revenue.  Please refer to the insertions below:

“On November 10, 2010, the Company (the “Consultant”) entered into a Business Consultant Agreement with Shanghai Tonggao Investment Consulting Co, Ltd.  (the “China Company”). The agreement calls for Consultant to perform general business advisory services. The term of the agreement is for a period of two years, which can be cancelled by either party on a 30-day written notice to the other party.  The compensation for this agreement shall be paid at the rate of $80/hour for work performed in accordance with this agreement. However, the Consultant shall be paid at least $12,000 per year regardless of the amount of time spent in accordance with this agreement.”

“On December 2, 2011 we entered into a Business Consultant Agreement with Vivid Spa Corp.  Vivid Spa Corp. is a company specializing in health care, including skin care and massage therapy. We are assisting them to open a Spa in Shanghai and Beijing where they will introduce U.S. made products, including essential oils and aroma formula therapy.”

2.
We note your response to comment two in our letter dated November 11, 2010.  However, the referenced risk factor disclosure is generic.  Please provide the requested disclosure regarding your operating structure and any Chinese regulations that will impact each of your planned businesses in the future.  Refer to our prior comments on this issue.

Response: We have provided the requested disclosure on page 5 and 6 regarding our operating structure and any Chinese regulations that will impact each of our planned businesses in the future.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alex Jen
Alex Jen
Chief Executive Officer and Chief Financial Officer